November 9, 2022

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Withdrawal Request
MMEX Resources Corporation
Registration Statement on Form S-1 (File No. 333-262030)

Ladies and Gentlemen:

MMEX Resources Corporation (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-262030) filed with the U.S. Securities and Exchange Commission (the “Registration Statement”) on January 6, 2022.

No securities have been issued or sold in connection with the Registration Statement.

Very truly yours,

/s/ JACK W. HANKS
Jack W. Hanks
President and CEO